(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL OMB Number: 3235-0058 Expires: January 31, 2005 Estimated average burden hours per response . . . 2.50 SEC FILE NUMBER 0-16379 CUSIP NUMBER 184496107

☒ For Period Ended: September 30, 2002
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
☐ For the Transition Period Ended: N/A

Read Instruction Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Clean Harbors, Inc.
_____________________________________________________________________________________________
Full Name of Registrant

N/A
_____________________________________________________________________________________________
Former Name if Applicable

1501 Washington Street
_____________________________________________________________________________________________
Address of Principal Executive Office (Street and Number)

Braintree, MA 02184-7535
_____________________________________________________________________________________________
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

As disclosed in previous filings with the Securities and Exchange Commission, Clean Harbors, Inc. (the “Company”) purchased on September 10, 2002 (but effective as of September 7, 2002), the assets of the Chemical Services Division of Safety-Kleen Corp. (the “CSD”). When operations derived from the acquisition of the CSD assets are combined with those of the Company prior to the acquisition, the Company is expected to have annualized revenue of approximately three times that of the Company prior to the acquisition.

As anticipated prior to the acquisition, the Company has experienced certain delays in integrating the financial information of the former CSD into financial information of the Company in order to complete the combined balance sheet as of September 30, 2002, and the statements of operations and cash flows for the period ended September 30, 2002, which include approximately three weeks of combined operations. These delays have made it impracticable for the Company to file by November 14, 2002 its quarterly report on Form 10-Q for the third quarter of 2002. The Company anticipates filing such report on November 19, 2002.

(Attach Extra Sheets if Needed)

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Roger A. Koenecke _________________________ (Name)	781 _____________________ (Area Code)	849-1800 ext. 1160 _________________________________ (Telephone Number)

(2)
Have all other periodic reports reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    ☒  Yes    ☐  No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☒  Yes    ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company will report net losses for the three and nine months ended September 30, 2002 while for the three and nine months ended September 30, 2001 the Company reported net income of $404,000 and $1,761,000, respectively. The purchase of the assets of the Chemical Services Division of Safety-Kleen Corp. required that the Company refinance the outstanding debt that existed prior to the acquisition, and the net losses for the three and nine month periods ended September 30, 2002 are primarily due to the costs of these debt extinguishments.

Clean Harbors, Inc.
_____________________________________________________________________________________________
             (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date November 14, 2002	By /s/ Roger A. Koenecke
Chief Financial Officer.

INSTRUCTION: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

General Instructions

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2.
One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4.	Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5.
Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this Chapter).

Last update: 10/8/2002